Companies Law, 5749 - 1999 ("the law")

A Company Limited by Shares

Amended Articles of Association

of

NEWSIGHT IMAGING LTD.

Name and Objective of the Company

1. Hebrew Name of the Company: **ניוסייט אימג'ינג בע"מ**

   English Name of the Company: **NEWSIGHT IMAGING LTD.**

2. The Company's objectives are to engage in any lawful business.

Capital of the Company

3. The Company's registered share capital is NIS 200,000 divided into 1,800,000 Ordinary Shares nominal value of NIS 0.10 each (hereinafter: "**The Ordinary Shares**") and 200,000 participating shares nominal value of NIS 0.10 each (hereinafter: "**The Participating Shares**"). The Participating Shares and the Ordinary Shares will be referred to hereinafter as "**the Shares**"

4. The Rights Attached to the Shares

   4.1. The Ordinary Shares shall confer upon their holders all the rights conferred upon shareholders, including rights to receive invitations to General Meetings, participate therein and vote, receive dividends, appoint Directors and to receive the Company's surplus assets upon liquidation.

   4.2. The Participating Shares impart shall confer upon their holders all the rights conferred upon the holders of Ordinary Shares, other than the right to appoint directors, the rights to receive an invitation to the General Meeting to participate therein and vote.

5. Subject to any law, the Company is entitled to issue redeemable securities under conditions to be established by the Board of Directors, provided that the General Meeting's approval is given for the Board's recommendation and the conditions established.

The Company shall be a private Company and accordingly:

6. The right to transfer shares in the Company is restricted in the manner detailed in these Articles of Association, as amended ("**Articles**").

7. The number of shareholders of the Company is limited to fifty, except for employees of the Company or former employees while in the capacity as employees of the Company and even after their work has been terminated they continue to be shareholders in the Company. Regarding these Articles, two or more persons, who jointly hold a share or shares in the Company, shall be perceived as a single Shareholder

8. Any public offering of shares or the Company's bonds – Prohibited.

Limitation of Liability

9. The Shareholders' liability is limited to paying up the nominal value of their shares.

10. Section 261 of the law shall apply to the Company: The Company shall be entitled to insure the liability of officers.

The General Meeting

11. A Legal Quorum at Company Meetings shall, be the number of Shareholders who jointly or separately hold more than 50% of the Company's share capital of Ordinary Shares.

12. The Company is not obligated to convene an Annual General Meeting, unless this is necessary for appointing an auditor and/or pursuant to the demand of one or more of the Shareholders or Directors in the Company. These General Meetings shall be referred to as "**Annual Meetings**." The other meetings of the Company shall be referred to as "**Special Meetings**."

13. A notice to the members of the Company of the holding of a general meeting will be delivered to all of the Ordinary Shareholders entered in the register of shareholders of the Company, no later than four (4) days before the day of its convening (hereinafter – "the Notice of Meeting"). The Notice of Meeting will state the time and place at which the meeting will be held and the agenda and reasonable details of the subjects for discussion. If the meeting had on its agenda a proposal for changes in the articles, the text of the proposed change will be detailed.

    13.1. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business and no resolution will be adopted unless a legal quorum is present at the time of voting on such resolution. Unless otherwise set out in these articles, two shareholders present in person or in proxy, together holding more than 50% (fifty percent) in nominal amount of the issued share capital of the Company conferring a right to vote, and entitled to vote shall be a quorum for all purposes. A corporation being a Shareholder shall be deemed to be personally present for the purpose of this Article if represented by its representative duly authorized in accordance with these Articles.

    13.2. If within thirty (30) minutes, from the time fixed for the meeting, a quorum is not present, the meeting, shall stand adjourned and shall be reconvened in one business day on the same time and at the same place to such day and to such time, and place, as may be fixed by the chairman of the meeting by notice to the shareholders. If within thirty (30) minutes, from the time fixed for the adjourned meeting, a quorum is not present, then each two shareholders present and in case of a corporation – by its authorized signatory, shall be a legal quorum.

14. Notwithstanding the provisions in Section 13 above, a general meeting may be called by notice shorter than four (4) days of all of the Ordinary Shareholders entitled to vote in a meeting have consented to this.

15. The Company is allowed to make a decision in a general meeting without notice and without convening as long as the decision is made unanimously by all of the Ordinary Shareholders entitled to vote in the general meeting, and is approved in writing with the signature of all of the Ordinary Shareholders. The Company is allowed to hold a general meeting by using all media, as long as all of the participating Ordinary Shareholders can hear each other simultaneously.

The Company Board of Directors

16. All of the authorities and powers for the management of the Company will be conferred to the Board of Directors, except for the powers and authorities conferred by law and/or this Agreement to the

general meeting or to the CEO. Subject to the provisions in Regulation 26 below, the Board of Directors will make its decisions with a majority of votes.

17. The directors will be appointed and/or dismissed in accordance with the following:

17.1. For as long as Mr Likai Li holds 5% or more of the issued and outstanding share capital of the Company, Mr Likai Li shall be entitled to appoint one member to the Board, to dismiss such member and to reappoint a member in his stead;

17.2. For as long as Ningbo Infore science and technology industry investment partnership (Limited partnership Firm) holds 7% or more of the issued and outstanding share capital of the Company, Ningbo Infore science and technology industry investment partnership (Limited partnership Firm) shall be entitled to appoint one member to the Board, to dismiss such member and to reappoint a member in his stead;

17.3. For as long a Founder holds shares in the Company, then such Founder shall be entitled to appoint one member to the Board, to dismiss such member and to reappoint a member in his stead;

17.4. For so long as the aggregate amount of the loan (including the interest accrued thereon) extended by Orbbec Co. Ltd. or any of its Affiliates, including Blossom Vision Limited and/or Joyful Vison Limited (the "**Convertible Loan Amount**" and "**Joyful**" respectively) to the Company pursuant to the terms of the Convertible Loan Agreement dated January 14th, 2019 ("**Convertible Loan Agreement**") equals or exceeds US $3,500,000 or, if later, for so long as Joyful (including any Affiliate thereof) holds, at least, 8% of the issued shares of the Company, Joyful shall have the right to appoint one (1) director to the Board of Directors of the Company, to remove any such director and appoint another individual as a director in his/her place (including in case of his/her death, disability, retirement, resignation or otherwise), in each case by notice in writing to the Company;

17.5. For so long as the aggregate amount of the loan (including the interest accrued thereon) extended by ZHUHAI ZHONGYI YINGFEI NEW INDUSTRY INVESTMENT FUND (LIMITED PARTNERSHIP) (the "**Infinity Loan Amount**" and "**Infinity**" respectively) to the Company pursuant to the terms of the Convertible Loan Agreement dated August 30, 2019 ("**Infinity Loan Agreement**") plus the investment granted by SHENZHEN LEAGUER INFINITY INNOVATION INVESTMENT FUND (LIMITED PARTNERSHIP) ("**Infinity Affiliate**") pursuant to the Share Purchase Agreement by and between the Company and Infinity Affiliate, dated January 8, 2020 ("**Infinity SPA**") equals or exceeds US $5,000,000 or, if later, for so long as Infinity (including Infinity Affiliate thereof) holds, at least, 8% of the issued shares of the Company, Infinity shall have the right to appoint one (1) director to the Board of Directors of the Company, to remove any such director and appoint another individual as a director in his/her place (including in case of his/her death, disability, retirement, resignation or otherwise), in each case by notice in writing to the Company;

17.6. For as long as Innovative Thinker Ltd. ("**Innovative Thinker**") holds 5% or more of the issued and outstanding share capital of the Company, Innovative Thinker shall be entitled to appoint one member to the Board, to dismiss such member and to reappoint a member in his stead; and

17.7. The General meeting of the shareholders shall be entitled, by majority votes, to appoint additional members to the board of directors and to dismiss such appointed members.

17.8. Notwithstanding the foregoing, immediately after the transfer of all of the shares of any of the individuals Eyal Yatskan or Eli Assoolin ("the **Founders**") and a family member according to Regulation 23.4.3, by will or by inheritance law (together "**transferee**"), the other founder will be allowed to appoint one director for the Board of Directors in addition to the directors appointed in the general meeting.

18. Until otherwise decided by the Board of Directors, Eli Assoolin will serve as the chairman of the Board of Directors.

19. The chairman of the Board of Directors will have an additional or casting vote in the case of a tie in votes of the Board of Directors.

20. Meetings of the Board of Directors of the Company will be convened, held and received at the registered office of the Company in Israel, or will be held and received in another place in Israel that will be determined by the Board of Directors or will be received by a written decision, on the condition that all of the directors have approved the wording of the decision or are received through any means of communication, on the condition that all of the directors are present in the call, subject to any law.

21. The Board of Directors is allowed to hold meetings using any means of communication, as long as all of the participating directors can hear each other simultaneously. The Board of Directors is allowed to make decisions even without actual convening, as long as all of the directors entitled to participate in the discussion and to vote on a matter brought forth for a decision have consented to this. If decisions as set forth in this section have been made, the chairman of the Board of Directors will write minutes of the decisions indicating the manner in which each director has voted on the matters brought forth for a decision and the fact that all of the directors have consent to make the decision without convening.

22. Subject to the restrictions prescribed in these Regulations, the shares of the Company will be transferrable, but no transfer of shares will be noted in the books of the Company unless a share transfer certificate is duly signed by the transferor and the transferee, and the transferor will continued to be considered as the holder of these shares, as far as the Company is concerned, until the name of the transferee is noted in the books of the Company as the shareholder. Any transfer must be made in writing on the form commonly used or on a form that will be determined from time to time by the Board of Directors or in another document that will be approved by the Board of Directors, and which must be delivered to the office along with the certificate of the shares being transferred and any other evidence that the Board of Directors will demand in order to prove the proprietary right of the transferor.

<u>Transfer of the Company's Shares</u>

23. Right of refusal. Upon any sale or transfer, whether voluntary or otherwise, of shares of the Company, the said selling or transferring shareholder (hereinafter: the "**Offeror**") will assume the duty of offering them first to the Ordinary Shareholders of the Company, under identical conditions and as set forth in this section below.

23.1. <u>Offer Notice</u>

23.1.1. The offeror must send a written offer, which must include the following details, to the Company and to each of the other Ordinary Shareholders holding 5% (five percent) or more of the paid up capital of the Company (hereinafter: the "**Qualified Shareholders**" and in this Article 23 the "**Offerees**"):

23.1.1.1. The number of shares for sale or transfer (hereinafter: the "**Offered Shares**").

23.1.1.2. The entity or person to whom the requester has asked to sell or transfer the offered shares (hereinafter: the "**Buyer**").

23.1.1.3. The price of the shares paid by the buyer, terms of payment and credit, and any other condition related to the sale or transfer.

23.2. <u>Purchase Notice</u>

23.2.1. Each of the offerees is entitled to inform the offeror in writing with a copy to the Company, within 30 (thirty) business days from receipt of the offer notice of his wish to acquire the offered shares, using one of the following options

23.2.1.1. Proportionately to the share of each of the offerees in the Company, when the offeror's holdings shall not be introduced in the count for the purposes of calculating the proportionate share as aforementioned.

23.2.1.2. In a quantity that is less than the quantity due to him proportionately to his share in the Company, when the holdings of the offeror are not introduced into the count for the purposes of calculating the proportionate share as aforementioned.

23.2.1.3. Regarding a preferred quantity, for which no purchase notice was received, when the distribution of the preferred quantity amongst the offerees interested in the purchase, is made proportionately to their percentage holding in the Company.

23.2.2. The absence of any response – If, by the termination of a period of three days for giving the purchase notice, no purchase notice was received for the total number of shares that is equal to the number of all the shares offered, then the offeror shall be entitled to sell all the offered shares to the buyer within 30 days thereafter at a price that shall not be less than the price specified in the offer notice and under identical terms to those detailed in the offer notice. An offeree, who fails to send a purchase notice up to the termination of the period, shall be considered as not interested in buying at all.

23.2.3. Response – If purchase notices for the total number of shares equal to the number of all the offered shares is received, each of the offerees shall be obliged to acquire the number of shares specified in the purchase notice that was submitted by him and the offeror is obliged to sell them.

23.2.4. A partial response as the absence of a response – if a purchase notice is received in relation to the total number of shares less than the quantity of shares offered, this shall be deemed to be an absence of response as detailed in Section 23.2.2 above.

23.3. <u>Purchase notice</u>

In the case of purchase notices being received for all of the Offered Shares, the Offeror will send within 7 (seven) days of the deadline for submitting purchase notices, a notice to the Offeree (hereinafter: the "**Purchase Notice**") indicating that the Purchase Notice has been accepted, and detailing the number of shares that will be purchased by each offeree and the amount that the Offeree must pay to the Offeror.

23.4. Exceptions to the duty of offering

23.4.1. Notwithstanding the foregoing, there will be no restriction to a transfer of shares to the transferees set forth below, as long as the Transferee is not competing with the business affairs of the Company (hereinafter: the "**Authorized Transferee**").

23.4.2. A transfer to a corporation in which the transferor has control (hereinafter: the "Corporation"), after the Corporation has assumed all of the obligations pursuant to the Articles and pursuant to any agreement to which the Transferor is a party, and a transfer from this Corporation back to the original Shareholder. "Control" for this purpose means holding, by the Founder and/or a first degree relative thereof, of more than 50% (fifty percent) of the voting rights and paid up capital of the Corporation. Transfer from the holding corporations to the Shareholders, upon and subject to the Shareholders having assumed the obligations of the holding corporations (to the extent that the obligations did not apply to them earlier), and transfer from the Shareholders back to the holding corporations.

23.4.3. A transfer to an immediate family member (parents, siblings, spouses, children).

23.5. Restrictions on Transfer

23.5.1. Notwithstanding the provisions in Section 23, the Board of Directors of the Company is allowed not to approve the transfer of shares in the Company in the case of:

23.5.1.1. A transfer to a business competitor of the Company.

23.5.1.2. A transfer to an entity who and/or its managers have been convicted of a criminal offense with disgrace, or a charge sheet is pending against them regarding the perpetration of such an offense, or an investigation is being conducted against them under suspicion of perpetrating such an offense.

23.5.1.3. Any transfer in which there is reasonable suspicion that could cause damage to the Company.

23.6. Applicability

23.6.1. The provisions in this Article 23 shall apply to any transfer of shares in the Company including some of the transferor's shares, including in the event of a gift or in the event of the sale by a receiver or liquidator or trustee in a bankruptcy.

23.6.2. The provisions in this Article 23 shall also apply to the transfer of shares from a transferee to other transferees and from them to others.

23.7. Prohibition on Transferring Shares

23.7.1. Within a period of three (3) years from the date of establishing the Company, the founders may not transfer their shares in the Company to any third party whatsoever.

23.7.2. Exceptions to the Prohibition of Transfer - The prohibition on the transfer of shares as aforementioned in Article 23.7.1, shall not apply in the following cases:

23.7.2.1. A transfer to an authorized transferee as provided in Section 23.4 above

23.7.2.2. A transfer of shares for which written confirmation was received from the second party.

23.7.2.3. In any instance of the sale of any of the Company's shares to a third-party

and/or after the issue of the Company's shares to the public.

Preemptive Right

24. Until consummation of the Company's public offering of shares, in any allocation of new shares (as defined below) by the Company (hereinafter: the "**Allocated Shares**"), the Qualified Shareholders, Infinity and Infinity Affiliate (hereinafter: the "**Preemptive Right Holders**"), shall have a preemptive right pursuant to the provisions in this Article 24 below.

24.1. To the extent that the Company offers an allocation of new shares, the Company must send a written notice (hereinafter: a "**Rights Notice**") to each of the preemptive rights holders, of its intention to allocate the new shares, which must include the following details: The number of allocated shares, the price asked for them, the general conditions pursuant to which the Company is offering them, the number of the shares to which each preemptive rights holder is entitled to acquire out of them, pursuant to this Article 24.

24.2. Within twenty one (21) days from receipt of the rights notice, each of the rights holders shall be entitled to inform the Company in writing of his wish to exercise his preemptive right (partially or fully) (hereinafter: the "**Exercise Notice**") and to acquire his proportionate share of the allocated shares (or a smaller share than his proportionate share in the allocated shares as shall be specified in the exercise notice). Should no exercise notice be given as aforementioned for the allocated shares, the preemptive rights holder shall be deemed as having waived his right to acquire his proportionate share of the allocated shares (or any part thereof) in an allocation for which the rights notice was sent. The proportionate share of a preemptive rights holder in the allocated shares (pro rata) shall be the ratio between: (1) the number of the Company's shares held by that preemptive rights holder as at the date of the right to notice (on converting the Preferred Stock in the Company to Ordinary Shares), and (2) the number of the Company's shares held by each of the preemptive rights holders as at the date of the rights notice.

24.3. If the aggregate exercise notices are in a ratio of less than the number of allocated shares, the Company must send a notice of this to each of the preemptive rights holders who gave an exercise notice in relation to filling his proportionate share in the allocated shares (hereinafter: the "**Additional Rights Notice**" and the "**Rights Holders for an Additional Round**"). Within ten (10) days from the date of receipt of the additional rights notice, each of the rights holders entitled to an additional round is entitled to inform the Company in writing of his wish to exercise his rights and to acquire all or a part of the remaining shares (hereinafter: the "**Additional Exercise Notice**" and the "**Remaining Shares**"). Failure to send an additional exercise notice by the holder of a right to the additional round within ten (10) days from the date of receipt of the additional rights notice, as aforementioned, shall be deemed as that additional round rights holder's decision not to acquire the remaining shares.

24.4. If in the additional exercise notice that was submitted, the additional round rights holders request acquiring an aggregate larger number of shares then the remaining shares, then the remaining shares must be distributed amongst the additional round rights holders who submitted an additional exercise notice, pursuant to their proportionate share in the issued and paid up share capital of the Company (pro rata). The proportionate share of an additional rights holder in the remaining shares (pro rata) shall be the ratio between: (1) The number of the Company's shares held by that additional round rights holder as at the date of the rights notice and (2) the number of the Company's shares held by all the additional round rights

holders, who submitted an additional exercise notice as at the date of the rights notice, provided that none of the additional round holders shall have an obligation or right to acquire, pursuant to the provisions in this Article 24.4, from amongst the remaining shares, a larger number of the shares then the number of shares specified in the additional exercise notice and, because the number of shares specified in the additional exercise notice was distributed to that additional round rights holder, he shall not be taken into account in the additional distributions or calculations pursuant to this Article 24.4 in relation to the remaining shares. Shares remaining after the distribution as aforementioned, must be reallocated amongst the additional round rights holders who did not receive the number of shares specified in the additional exercise notice submitted by them, in the aforementioned manner, until the allocation of one hundred percent (100%) of the remaining shares as aforementioned.

24.5. In the event that the exercise notices and the additional exercise notices, in aggregate are proportionately less than the number of allocated shares, then, during a period of ninety (90) days from the beginning, the earlier between (1) receipt of a waiver on the part of all the preemptive rights holders or the additional round rights holders of their rights pursuant to this Article 24 in relation to all the allocated shares, or (2) receipt of an exercise notice from each of the preemptive rights holders or the additional round rights holders, who accept the offer, in aggregate, in relation to a smaller share then the share to which they are entitled to acquire within the framework of Articles 24.2 or 24.3 above, according to the matter, or (3) on the termination of the ten (10) day period from the date of sending the additional rights notice, if the additional exercise notices, in accumulation, are proportionately less than the number of remaining shares, the Company shall be entitled to allocate the allocated shares or the remaining shares, in relation to which no exercise notice or additional exercise notice was sent, according to the matter to a third-party, provided that the allocated shares and/or remaining shares shall not be sold at a price and under more preferable terms than those detailed in the rights notice. Shares that were not transferred within ninety (90) days as aforementioned shall once again be subject to the provisions in this Article 24.

24.6. New shares are any securities of the Company of any class and series, excluding (1) Securities that were allocated or shall be allocated to Office Bearers, Directors, employees, service providers or consultants of the Company or of a subsidiary of the Company pursuant to the options or any other program aimed at encouraging employees and consultants: (2) Securities that are offered in any public offer of securities of the Company to the public, including an IPO of the Company; (3) Securities that were allocated in relation to the acquisition of another entity or the business of another entity by the Company via a merger, union, acquisition of all or a substantial part of the assets or any other reorganization, which results in the Company holding at least 50% of the voting rights of that entity; (4) Securities that were allocated as a part of an event of consolidating or splitting the Company's shares as a part of an event of a distribution of bonus shares, as a part of an event of re-capitalization or reclassifying the Company's capital or any similar event in the Company; (5) Shares that are allocated by virtue of realizing or converting securities for which no preemptive right applies.

25. <u>Bring Along</u>

25.1. Subject to the requirements prescribed in the Companies Law and the provisions in these Articles, and without derogating from the provisions in Article 26.2.2.4 below, should the Shareholders, who together hold at least 75% of the paid up and issued Ordinary Shares ("The holders of the majority shares") decide to offer or receive an offer to sell all their holdings in

the Company to a third-party(the "**Acquirer**"), and this offer was subject to the sale of all the issued and allocated shares of the Company (hereinafter: **a "Forced Acquisition Transaction**"), then all the other Shareholders (the "**Remaining Holders**") will be obligated to sell their shares in the Company to the Acquirer under equal contractual conditions and participate in the agreement to this purpose and to vote in favor of that forced acquisition transaction.

25.2. If the provisions in Article 25.1 above take place, any transfer of shares by Shareholders that is not within the framework of that forced acquisition transaction, shall be prohibited absolutely and, on the date of closing that forced acquisition transaction, all the Shareholders must sell all their shares in the Company to the acquirer under the same conditions as were concluded in that forced acquisition transaction. If a particular Shareholder is prevented from transferring his share certificate in the context of closure of the forced investment transaction, that certificate shall be deemed as null and void and the Company will allow issuing a new certificate in the name of the acquirer in that forced investment transaction and the Board of Directors must permit empowering two (2) Directors to sign any document or execute any action in the name of that Shareholder, as well as to open a trust account to the benefit of that Shareholder, into which the consideration for those null and void shares will be deposited and to appoint a trustee to manage that trust account. Every Shareholder agrees and accepts the aforementioned Powers of Attorney, given for the purposes of insuring and preserving the rights of the other Shareholders and, therefore they are irrevocable.

26. <u>Special Resolutions and Actions</u>

26.1. Notwithstanding anything in the Articles, the following resolutions, where they are supposed to be passed by the Board of the Company or by the Shareholders, shall lack any validity unless they are passed by (1) all the members of the Board, if the resolution has to be accepted by the Board; or (2) by the holders of 75% (seventy five percent) of the holders of the voting rights in the Company's shares if the resolution necessitates acceptance by the Shareholders of the Company:

26.1.1. A Change of the Company's Articles

26.1.2. The issue of any security of the Company, including shares and options for the acquisition of the Company's shares, convertible securities, convertible loans etc.

26.1.3. Transactions with Interested Parties.

26.1.4. A material change in the Company's operations as existed on the date of closure of the transaction.

26.1.5. The sale of a material asset of the Company and/or providing the right of use and/or a license for a material asset of the Company.

26.1.6. Encumbering the Company's assets and/or providing a guarantee and/or placing securities by the Company, not in the ordinary course of business.

26.1.7. Changing the signatory rights in the Company

26.1.8. Dissolution and/or merger and special sale of all or most of the Company's assets

26.2. Until the Initial Loan Amount extended by Joyful to the Company pursuant to the terms of the Convertible Loan Agreement is paid in full or if longer, in the event Joyful or any of its Affiliates becomes a shareholder of the Company, for as long as Joyful or any of its Affiliates

holds at least 2% of the Company's issued and outstanding share capital:

26.2.1. Joyful shall have the right to appoint one individual to act as a board observer (and to remove any such observer and appoint another individual as observer in his/her place (including in case of his/her death, disability, retirement, resignation or otherwise)), who will have the right to attend any meetings of the Board of Directors (including any committee thereof) of the Company (the "**Board Observer**"). The Board Observer shall have the right to receive, concurrently with the Directors of the Company, any notices of meetings of the Board of Directors of the Company (including committees of the Board of Directors of the Company), as well as any other information provided to the Directors by the Company; provided, however, that the Board Observer shall have no voting rights, nor (subject to applicable law) shall he/she be vested with any fiduciary duties applicable to the members of the Board of Directors of the Company.

26.2.2. the Company shall not:

26.2.2.1. issue or enter into any contract, agreement or arrangement (including any binding or non-binding term sheet) relating to the issue or offer for sale of, any security or shares in the Company (including the issue or grant of any option, right and/or convertible loan (whether exercisable now or in future and whether contingent or not) into or relating to any security of the Company)) without first providing a copy of all documents relating thereto (including the terms of any contemplated or actual issuance) to Joyful;

26.2.2.2. amend the Articles unless any such proposed amendment is provided in writing to Joyful at least 12 Business Days prior to its adoption and the amendment does not adversely affect the rights, preferences or privileges or prejudice the interests of Joyful under the Convertible Loan Agreement or the Articles or the rights attaching to the Conversion Shares or other shares or securities of the Company held by Joyful or any Affiliate thereof. Save for any issuances to Joyful, in any event, no amendment of rights of pre-emption under the Articles shall be made without the prior written consent of Joyful;

26.2.2.3. register or recognize any transfer of shares in its share capital, in one or in a series of transactions, pursuant to which, or as a result of which, the Company becomes a subsidiary (as such term is defined in the Israeli Securities Law, 1968) of any entity unless: (i) that transaction is a Qualified M&A Transaction in respect of which Joyful has elected to convert the Convertible Loan Amount pursuant to Section 3.4 to the Convertible Loan Agreement; or (ii) the Convertible Loan Agreement is first amended to the reasonable satisfaction of Joyful so that: (a) any such potential or prospective parent company of the Company (the "**Parent**") shall guarantee (as primary obligor) the obligations of the Company under the Convertible Loan Agreement; (b) the Convertible Loan Amount may, at the option of Joyful, be converted into the share capital of the Parent, *mutatis mutandis*, to the provisions of the Convertible Loan Agreement (as if every reference herein to the Company includes reference to the Parent); and (c) the covenants, undertakings, indemnities, warranties and representations set

forth herein shall apply to, and be given by, the Parent (as if every reference to the Company includes reference to the Parent).

26.2.2.4. directly or indirectly, enter into any agreement, commitment or term sheet to effect an IPO or M&A Transaction or to consummate an IPO or M&A Transaction without giving the Joyful 10 Business Days prior written notice (such notice to include the terms and copies of any documents relating to any such proposed IPO or M&A Transaction);

26.2.2.5. apply for any grants, funding, incentives or subsidies, or applications therefor from any governmental authority without Joyful's prior written consent with respect to any intellectual property rights concerning or incorporated in (or contemplated to be incorporated in) the NSI 5800 Company Product;

26.2.2.6. declare, make or pay any distribution (as such term is defined in the Israeli Companies Law, 1999) or purchase or redeem any of its share capital without the Joyful's prior written consent. The foregoing shall not apply to dividends declared and paid in cash by the Company after the Initial Loan has been repaid (or converted) in full provided that: (1) any such cash dividend is not in whole in part, in any way, funded by any external financing (including under any convertible loan including the loans granted under the Convertible Loan Agreement); (2) the Company has sufficient cash to pay such cash dividends and to fund any anticipated working capital requirements of the Company for the fiscal year of the distribution or, if longer, 6 months period following payment of the cash dividend; (3) the payment of any such cash dividend satisfies the "profit test" under Section 302 of the Israeli Companies Law,1999; and (4) if any Conversion Shares or other shares or securities of the Company are issued to Joyful, Joyful shall be entitled to rank, at least, pari passu with all other shareholders of the Company for the receipt of any such dividends; or

26.2.2.7. enter into any agreement, commitment or arrangement to do any of the above.

26.2.3. the Company shall not, until the amount of the Initial Loan is repaid in full or until the date all the Convertible Loan Amount is fully converted into Conversion Shares: (A) change or terminate any material business of the Company or enter into any new business not related to the development and sale of CMOS image sensor chips without the prior written consent of Joyful but shall continue to develop and sell advanced CMOS image sensor chips and the development and sale of portable 3D image sensing devices; (B) issue or agree or enter into any commitment to issue any shares or securities (including warrants, options, convertible loans, other convertible securities) convertible, exchangeable or exercisable into any share in the capital of the Company, which have any preferential or senior rights without the prior written consent of Joyful; or (C) enter into any agreement, commitment or arrangement to do any of the foregoing.

26.3. For so long as the Convertible Loan extended by Joyful under the Convertible Loan Agreement to the Company equals or exceeds US $3,500,000 or, if later, for so long as Joyful

(including any Affiliate thereof) holds, at least, 8% of the issued shares of the Company, the Company shall not:

26.3.1. change or enter into any new line of business or terminate any material business of the Company or any Company Subsidiary (without the prior written consent of Joyful) but shall continue to develop and sell advanced CMOS image sensor chips for use in cars, robotics, barcode scanner devices, augmented reality and virtual reality devices and the development and sale of portable 3D image sensing devices;

26.3.2. liquidate, dissolve or wind up the affairs of the Company or any Company Subsidiary without the Joyful's prior written consent;

26.3.3. directly or indirectly, enter into any agreement, commitment or term sheet to effect an IPO or M&A Transaction or to consummate an IPO or M&A Transaction unless such IPO or M&A Transaction is a Qualified IPO or a Qualified M&A Transaction;

26.3.4. grant any registration rights (including the right to register with the U.S. Securities and Exchange Commission, or any other US or other governmental authority or stock exchange in the world, any shares in the capital of the Company under a registration statement, a prospectus or any other equivalent thereof) to any person without offering substantially similar rights to Joyful for zero consideration. The foregoing will not apply in respect of the granting of registration rights to any third party (not being a shareholder or Affiliate of a shareholder of the Company) who is granted registration rights pursuant to the second or any subsequent equity investment round financing in the Company made after Joyful holds 8% or more of the issued share capital of the Company;

26.3.5. approve or enter into any transaction (other than a non-exceptional transaction the expense of which was taken into account in the Budget and Business Plan, or, if applicable, the 2019 Budget and Business Plan, applicable to the fiscal year in which such transaction is to take effect) or act of the Company in which any Founder, any shareholder of the Company (other than Joyful or any of its Affiliates) any Director or other officer of the Company has a personal interest, including any resolution approving any acts and transactions that require the approval of the Company in general meeting under Sections 255 and 268–275 (inclusive) of the Israeli Companies Law 1999 without the prior written consent of Joyful. Notwithstanding the foregoing a transaction between any of the Company or its Affiliates, on the one hand, or Dr. Likai Li and Shenzen Negsai Visual Technology Ltd, on the other, which has been entered into in the ordinary course of the Company's business and which is the Company's (or its Affiliate's, as applicable) best interest in which only Dr. Likai Li has a personal interest shall not require the prior consent of Joyful under this Article 26.3.5.

26.3.6. during the Limitation Period only, issue or agree or enter into any commitment to issue any shares or securities (including warrants, options, convertible loans, other convertible securities) convertible, exchangeable or exercisable into any share in the capital of the Company, which have any preferential or senior rights over the Conversion Shares or any shares or securities of the Company held by Joyful or any Affiliates thereof without the prior written consent of Joyful;

26.3.7. enter into any agreement, commitment or arrangement to do any of the above.

26.4. For so long as the Convertible Loan Amount equals or exceed US $7.5 million or, if later, for so long as Joyful (including any Affiliate thereof) holds, at least, 15% of the issued shares of the Company:

26.4.1. the Company shall deliver to Joyful thirty days (30) prior to the end of each fiscal year, a Budget and Business Plan for the following fiscal year;

26.4.2. the approval and adoption by the Company of a Budget and Business Plan shall, in addition, require the approval of Joyful or the director appointed by it pursuant to Article 17.4 above and, in the absence of any such approval, the Company shall operate within the confines of the 2019 Budget and Business Plan or, if later, the most recent approved Budget and Business Plan; and

26.4.3. the Company (individually or together with any Company Subsidiary) shall not in any year incur any aggregate indebtedness or enter into any commitment in excess of US $100,000.00 that is not already included in that fiscal year's Budget and Business Plan (including, for this purpose the 2019 Budget and Business Plan) without the prior written consent of Joyful or enter into any agreement, commitment or arrangement to do any of the foregoing.

26.4.4. the Company shall not declare, make or pay any distribution (as such term is defined in the Israeli Companies Law, 1999) or purchase or redeem any of its share capital without Joyful's prior written consent;

26.4.5. the Company shall not apply for any grants, funding, incentives or subsidies, or applications therefor from any governmental authority without Joyful's prior written consent;

26.4.6. the Company shall not create or hold share capital in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary shares or all or substantially all of any subsidiary assets without Joyful's prior written consent;

26.4.7. the Company shall not effect an acquisition of or investment (whether by merger, consolidation or otherwise) in any other person or entity without Joyful's prior written consent;

26.4.8. the Company shall not approve or enter into any transaction or act of the Company in which any Founder, any shareholder of the Company (other than Joyful or any of its Affiliates) any Director or other officer of the Company has a personal interest, including any resolution approving any acts and transactions that require the approval of the Company in general meeting under Sections 255 and 268–275 (inclusive) of the Israeli Companies Law 1999 without the prior written consent of Joyful. Notwithstanding the foregoing a transaction between any of the Company or its Affiliates, on the one hand, and Dr. Likai Li and Shenzen Negsai Visual Technology Ltd, on the other, which has been entered into in the ordinary course of the Company's business and which is in the Company's (or its Affiliate's, as applicable) best interest and in which only Dr. Likai Li has a personal interest shall not require the prior consent of Joyful under this Article 26.4.8;

26.4.9. the Company shall not issue or agree or enter into any commitment to issue any shares or securities (including warrants, options, convertible loans, other convertible securities) convertible, exchangeable or exercisable into any share in the capital of the

Company, which have any preferential or senior rights over the Conversion Shares without the prior written consent of Joyful; or

26.4.10. the Company shall not enter into any agreement, commitment or arrangement to do any of the above.

26.5. for so long as the Convertible Loan Amount equals or exceed US $8 million or, if later, for so long as Joyful (including any Affiliate thereof) holds, at least, 16% of the issued shares of the Company, issue any stock options to any employee or service provider of the Company without first having obtained Joyful's consent to the price at which any such options may be exercised.

26.6. For the purposes of calculating the percentage of the Company's issued and outstanding share capital held Joyful as referred to in Articles 26.2 – 26.5 above, the calculation of the Company's issued and outstanding share capital shall not include any shares of the Company which were originally issued pursuant to the exercise of any option issued under a Company stock option plan.

26.7. Notwithstanding Article 26.2.1 above, the Company may withhold information required to be provided pursuant to such Article that: (i) the Company believes in good faith relates directly and substantially to any matter in which such Joyful has a material business or financial interest (other than by reason of its Loan to the Company and/or by reason of the Joyful holding Company's shares) which will place Joyful in a conflict of interest with the Company, (ii) the Company believes in good faith will result in breach of confidentiality obligation of the Company, or (iii) would result in the Company's loss of attorney-client privilege with respect to a specified matter pursuant to advice the Company receives from legal counsel.

"**Budget and Business Plan**" A comprehensive budget and business plan in the same format as the 2019 Budget and Business Plan attached to the Convertible Loan Agreement (the "**2019 Budget and Business Plan**") (and shall also include the same line items), which format may not be modified without the Lender's prior written approval and shall consist of a re-forecast of the current fiscal year and a forecast for a minimum of one subsequent fiscal year. Each Budget and Business Plan also to include: (i) a full projected financial statement for the fiscal year in respect of which it relates including a full profit and loss statement, a balance sheet, a statement of the source and application of funds for that and the subsequent fiscal year; (ii) projected research, development, marketing, operation, product, technology, capital and quality of service plans and budgets for the Company and each Company Subsidiary for the applicable fiscal year; and (iii) an estimate of the working capital requirements of the Company and each Company Subsidiary for the applicable fiscal year and its proposed funding, together with a report by the General Manager of the Company, which shall include an analysis of the actual results of the Company and each Company Subsidiary compared with the projections as set forth in the Budget and Business Plan prepared for the previous fiscal year (or, in respect of the Budget and Business Plan for the 2020 fiscal year, compared with the projections as set forth in the 2019 Budget and Business Plan) and identifying variances in sales, revenues, cash, expenses and other material items.

"**Person**", Means any entity or body, including a corporation, Company, partnership (whether registered or unregistered), NGO, co-operative, governmental authority, state, statutory body, trust or a natural person;

"**Affiliate**" of any specified person, shall mean any other person who, directly or indirectly, controls or is controlled by, or is under direct or indirect common control with such specified person;

“**control**” shall mean the ability, directly or indirectly, to direct the activities of the relevant person and shall include the holding, directly or indirectly, of 50% (fifty percent) or more of the issued share capital or the voting power of the relevant person, or the holding, directly or indirectly, of a right to appoint 50% (fifty percent) or more of the directors of such person or of the right to appoint the chief executive officer of such person;

the "**Limitation Period**" means a period of 12 months beginning on the date on which the convertible loan sum (including, to obviate any doubt, the interest accrued on the loan principal) is fully paid up or fully converted into shares pursuant to the convertible loan agreement conditions.

"**Subsidiary**" means Shenzen Nengsai Visual Technology Ltd. or Shanghai Jiaxing Newvision Tech Ltd.

"**IPO**" The initial public offering of any of the Company’s securities where the securities in such offering are to be listed on any stock exchange, including an offering made pursuant to a registration statement under the United States Securities Act of 1933, an offering of any of the Company’s securities constituting an offer to the public under the Israeli Securities Law, 1968, an offering of any the Company's securities made pursuant to a registration statement filed with and declared effective by the Australian Securities Exchange under the Australian Corporations Act, an offering of any of the Company's securities in respect of which all or part of such securities offered in such initial public offering are to be listed on the Hong Kong Stock Exchange or an offering of any the Company's securities to the public made pursuant to any other applicable laws of any other jurisdiction;

"**M&A Transaction**" Means any of the following transactions: (i) the sale, lease, license (if such license is exclusive and results in practically preventing the Company from most of its licensed technology) or other disposal of all or substantially all of the assets or shares of the Company; (ii) the consolidation, merger, reorganization or similar event of the Company with or into any other entity, except for any transaction in which the shareholders of the Company immediately prior to such transaction both hold, after such transaction, at least fifty percent (50%) of the voting securities or outstanding voting share capital of the Company or the surviving Company; (iii) any transaction or a series of related transactions in which the shareholders of the Company prior to the transaction or series of related transactions, hold, by virtue of their pre-transaction shares, less than fifty percent (50%) of the voting securities or outstanding voting share capital of the Company or the surviving Company, as applicable, following such transaction or series of related transactions; (iv) any transaction or a series of related transactions in which an entity or a group of entities acquire from the Company more than fifty percent (50%) of the voting securities or outstanding voting share capital of the Company; (v) any other transaction as a result of which more than 50% of the voting securities or outstanding voting shares of the Company are held by any party who is not a shareholder of the Company immediately prior to such transaction; or (vi) any sale or issue of the shares or other securities in any Company Subsidiary, save where this is to the Company or to the existing shareholders of the Company at such time in the same ratios as such shareholdings.

"**Qualified IPO**" Means an IPO (a) the offering price per share of which values the Company at US $250,000,000 or more on a fully diluted basis immediately following the consummation of such offering and (b) where such offering results in gross proceeds of at least US $100,000,000. The term “gross proceeds” used herein means the total amount raised from the sale to public shareholders pursuant to an IPO including underwriters’ discounts and fees, legal expenses, auditors’ fees and similar third party expenses. A “Qualified IPO” shall also include an IPO that does not satisfy the foregoing valuation and gross proceeds if Joyful has expressly agreed in writing that such an offering

shall be deemed a "Qualified IPO";

"**Qualified M&A Transaction**" Means an M&A Transaction in respect of which the total cash consideration payable in respect thereof equals or exceeds US $250,000,000. For this purpose "total consideration" means all cash consideration to be received by the Company or all its security holders, as applicable, in connection with an M&A Transaction, not including: (i) any portion of the sales price held in escrow subsequent to closing; (ii) compensation paid or payable to principals, management or employees of the Company or its Affiliates; and (iii) payments made after closing of such M&A Transaction upon the occurrence of certain contingencies or conditions. A "Qualified M&A Transaction" shall also include an M&A Transaction that does not satisfy the foregoing if Joyful has expressly agreed in writing that such M&A Transaction shall be deemed a "Qualified M&A Transaction

"**Conversion Shares**" Means Ordinary Shares or, in the event the Company has, on or prior to the Conversion Date, issued any share or security (including warrants, options, convertible loans, other convertible securities) convertible, exchangeable or exercisable into any share in the capital of the Company, which have any preferential or senior rights, then shares of the most senior and preferable class (in terms of rights granted to the holder thereof) of the Company outstanding at such time (including the class of shares to be issued upon or in connection with an M&A Transaction or IPO (if any)).

"**Initial Loan**" Means a loan in the aggregate amount of US $2,000,000.00 (two million US Dollars) made available by Joyful to the Company under the Convertible Loan Agreement.

Infinity and Infinity Affiliate Rights

27. For as long as the Infinity Loan Amount is outstanding:

27.1. *Board Observer*. Infinity shall have the right to appoint one individual to act as a board observer (and to remove any such observer and appoint another individual as observer in his/her place (including in case of his/her death, disability, retirement, resignation or otherwise), who will have the right to attend any meetings of the Board of the Company (the "**Infinity Board Observer**"). The Infinity Board Observer shall have the right to receive, concurrently with the Directors, any notices of meetings of the Board (including committees of the Board), as well as any other information provided to the Directors by the Company; provided, however, that the Infinity Board Observer shall have no voting rights, nor (subject to applicable law) shall he/she be vested with any fiduciary duties applicable to the members of the Board.

27.2. Anti-Dilution Protection. The conversion price of the shares issued to Infinity following conversion of the Infinity Loan Amount and pursuant to the Infinity SPA ("**Infinity Conversion Shares**") shall be subject to adjustment to prevent dilution, on a broad based weighted average basis, in the event that the Company issues additional shares or securities convertible into or exercisable for Ordinary Shares at a purchase price less than the then-effective conversion price of such Infinity Conversion Shares issued to Infinity, subject to options which may be granted, sold or reserved for issuance to employees, officers, directors, consultants, contractors or advisors of the Company pursuant to share option plans or agreements or other incentive share arrangements approved by the Board ("**Anti-dilution Trigger**"). In the event that the Infinity Conversion Shares are Ordinary Shares of the Company, then upon the occurrence of an Anti-Dilution Trigger, the Company shall issue and allot to Infinity additional Ordinary Shares of the Company, for their par value, in accordance

with a broad based anti-dilution mechanism. The foregoing anti-dilution protection shall: (i) terminate eighteen months commencing from the Maturity Date or the Conversion Date (as defined in the Infinity Loan Agreement, whichever is the later) if Infinity holds at least 4% of the issued share capital of the Company; (ii) terminate thirty months commencing from the Maturity Date or the Conversion Date (as defined in the Infinity Loan Agreement, whichever is the later) if Infinity and its Affiliates (including Infinity Affiliate) hold at least 8% of the issued share capital of the Company (iii) not terminate for so long as Infinity or any Affiliate thereof holds, at least, 10% of the issued share capital of the Company. Notwithstanding the holdings percentage Infinity, the foregoing anti-dilution protection shall terminate upon an M&A Transaction or an IPO.

27.3. *Redeemable Securities.* During a period of six months after the expiration of (5) years after the Disbursement Date (as defined in the Infinity Loan Agreement) (the "**Redeemable Period**"), Infinity shall have the right to request in writing the Company to purchase the Infinity Conversion Shares from Infinity ("**Redemption Request**"), provided that (a) there was no M&A Transaction or an IPO on or prior to such date; (b) there was not listing or acquisition completion; or (c) there was no initiation of listing or agreed acquisition in progress (provided that there was no M&A Transaction or an IPO on or prior to such repurchase date). The repurchase price shall be equal to the Infinity Loan Amount plus 8% Interest Rate per year accrued as of the issuance of the Infinity Conversion Shares (the "**Redemption Price**"). In the event Infinity provides during the Redeemable Period a Redemption Request to the Company, the Company shall redeem all outstanding the Conversion Shares within thirty (30) days following the receipt of the Redemption Request for the Redemption Price.

27.4. *Equality in Rights*. Infinity and Infinity Affiliate shall be entitled to all rights granted to Joyful (as applicable) specified in Articles 26.1, 26.2, 26.3, 26.6 and 26.7 of the Articles (*Special Resolutions and Actions*) which shall apply mutatis-mutandis.

27.5. *Amendments to Articles*. Any change, modification, revision, waiver, termination with respect to any provision or term related to Infinity and Infinity Affiliate in these Articles shall require the affirmative vote, written consent or written waiver of Infinity.

Innovative Thinker Rights

28. Innovative Thinker Rights.

28.1. *Board Observer*. For as long as Innovative Thinker holds at least 3% of the issued share capital of the Company on a fully diluted basis and provided that Innovative Thinker does not have a board member appointed pursuant to Article [___], Innovative Thinker shall have the right to appoint one individual to act as a board observer (and to remove any such observer and appoint another individual as observer in his/her place (including in case of his/her death, disability, retirement, resignation or otherwise), who will have the right to attend any meetings of the Board of the Company (the "**Innovative Board Observer**"). The Innovative Board Observer shall have the right to receive, concurrently with the Directors, any notices of meetings of the Board (including committees of the Board), as well as any other information provided to the Directors by the Company; provided, however, that the Innovative Board Observer shall have no voting rights, nor (subject to applicable law) shall he/she be vested with any fiduciary duties applicable to the members of the Board.

28.2. *Anti-Dilution Protection.* The Ordinary Shares purchased by Innovative Thinker under the (i) Share Purchase Agreement, dated September 23, 2020 ("**SPA**"); (ii) the Follower and Amendment Agreement, dated April 2, 2020 ("**Follower Agreement**"); and (iii) Addendum

No 1 to Follower Agreement, dated April 16, 2020 ("**Addendum to Follower Agreement**" and together with the SPA and the Follower Agreement, the "**Innovative Agreements**") shall be subject to adjustment to prevent dilution, on a broad based weighted average basis, in the event that the Company issues additional shares or securities convertible into or exercisable for Ordinary Shares at a purchase price less than the price per share under any of the Innovative Agreements, subject to options which may be granted, sold or reserved for issuance to employees, officers, directors, consultants, contractors or advisors of the Company pursuant to share option plans or agreements or other incentive share arrangements approved by the Board ("**Anti-dilution Trigger**"). Upon the occurrence of an Anti-Dilution Trigger, the Company shall issue and allot to Innovative Thinker additional Ordinary Shares of the Company, for their par value, in accordance with a broad based anti-dilution mechanism. The foregoing anti-dilution protection shall: (i) terminate eighteen months commencing from the closing of each Innovative Agreement (in respect of such Innovative Agreement) if Innovative Thinker holds at least 4% of the issued share capital of the Company; (ii) terminate thirty months commencing from the closing of each Innovative Agreement (in respect of such Innovative Agreement) if Innovative Thinker and its Affiliates hold at least 8% of the issued share capital of the Company (iii) not terminate for so long as Innovative Thinker or any Affiliate thereof holds, at least, 10% of the issued share capital of the Company. Notwithstanding the holdings percentage of Innovative Thinker the foregoing anti-dilution protection shall terminate upon an M&A Transaction or an IPO.

28.3. The anti-dilution rights under Article 28.2 above shall apply also to the other Follower Investor who purchased Ordinary Shares of the Company pursuant to the Follower Agreement and the Addendum to Follower Agreement.

Insurance, Indemnity and Exemption

29. Subject to the provisions of any law, as will be in effect from time to time, the Company is allowed to indemnify an officer in the Company for a liability or expense imposed thereupon as set forth below:

29.1. Financial liability that has been imposed on it to the benefit of another person pursuant to a verdict, including a verdict that has been given in a compromise or arbitral decree that is not by a court, due to an action performed within the capacity of that officer for the Company.

29.2. Reasonable litigation expenses, including attorney fees, expended by an officer or charged by a court, in a proceeding filed against him by or on behalf of the Company or by another person, or a criminal charge of which he has been acquitted or a criminal charge for which he has been convicted for an offense that does not require proof of mens rea, owing to an action that he has committed in his capacity as an officer in the Company.

29.3. Any other state of affairs whereby the Companies Law permits the Company to indemnify an officer.

30. The Company is allowed to give an undertaking to pay an advance in order to indemnify an officer of the Company, on the condition that such an obligation will be limited to cases that may, in the opinion of the Board of Directors, be anticipated at the time of giving such an obligation, to the amount determined by the Board of Directors to be logical and reasonable in the circumstances of the case. In addition the Company may indemnify an officer retroactively.

31. Subject to the provisions of the Companies Law, the Company may release in advance an officer in the Company from any or part of his duties towards the Company.

32. The provisions of Regulation 29 and the subsections thereof are not aimed at and will not be interpreted as restricting the Company in any form in the purchase of insurance and/or

indemnification:

32.1. Concerning persons who are not officers, including employees, agents, advisors or companies of the Company and/or,

32.2. Concerning any officer if the said insurance and/or indemnification is not prohibited under the Companies Law specifically and explicitly.

33. Subject to the provisions of any law, as it will be from time to time, the Company is allowed to engage in a contract for insuring the liability of an officer therein, in part or in full, concerning liability that has been imposed on that officer owing to an action that he has performed as an officer in the Company, for any of the following:

33.1. Breach of a duty of care – as this term is defined in Article A of the third chapter, sixth part of the Companies Law – towards the Company or towards another person.

33.2. Breach of fiduciary duty – as this term is defined in Article B of the third chapter, sixth part of the Companies Law – towards the Company as long as the officer acted in good faith and had reason to believe that the said action would not be detrimental to the Company.

33.3. Financial liability that will be imposed on him to the benefit of another person owing to an action that he has performed within his capacity as an officer of the Company.

33.4. Any other state of affairs whereby the Company may insure and indemnify an officer.

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